UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

CONTINENTAL RESOURCES GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21201Q105
(CUSIP Number)

Jonathan Honig
4263 NW 61st Lane
Boca Raton, FL 33496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 2013
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21201Q105

1.	Names of Reporting Person

Jonathan Honig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,175,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,175,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,175,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

10.70%(1)

14.	Type of Reporting Person (See Instructions)

IN – Individual

(1)	Based on 95,119,018 shares outstanding as of March 4, 2013.

Item 1. Security and Issuer

         This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Continental Resources Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 3266 W. Galveston Drive, #101, Apache Junction, Arizona 85120.

Item 2. Identity and Background

(a)	This statement is being filed by Jonathan Honig (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 4263 NW 61st Lane, Boca Raton, FL 33496.

(c)	NA.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the s have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America/Florida

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Person’s personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially own 10,175,000 shares of the Issuer’s common stock, which represents approximately 10.70% of the Issuer’s common stock.

(b)	Mr. Honig may be deemed to hold sole voting and dispositive power over 10,175,000 shares of common stock of the Issuer and shared voting.

(c)	On September 19 2012, Mr. Honig purchased 1,575,000 shares in an private transaction for $0.175 per share.

On January 14, 2013, Mr. Honig purchased 300,000 shares in a private transaction for $0.20 per share.

On January 14, 2013, Mr. Honig purchased 1,000,000 shares in a private transaction for $0.22 per share.

On January 29, 2013, Mr. Honig purchased 2,000,000 shares in a private transaction for $0.25 per share.

On March 5, 2013, Mr. Honig purchased 5,300,000 shares in a private transaction for $0.25 per share.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 10,175,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2013	/s/ Jonathan Honig
Jonathan Honig